August 17, 2001

Dear Mr. Brecher:

Re: Purchase Agreement by Shire Finance Limited dated as of August 15, 2001 guaranteed by Shire Pharmaceuticals Group plc, Indenture among Shire Finance Limited (the "Issuer:), Shire Pharmaceuticals Group plc (the "Guarantor") to the Bank of New York ("Trustee") dated as of August 21, 2001 and the Preference Shares Guarantee Agreement by Shire Finance Limited, Shire Pharmaceuticals Group plc (the "Guarantor") and The Bank of New York ("Guarantee Trustee") dated July __, 2001 in respect of the 2% Senior Guaranteed Convertible Notes Due 2011.

CT Corporation System, located at 111 Eighth Avenue, New York New York 10011, hereby accepts its appointments as agent for service of process for each of Shire Finance Limited and Shire Pharmaceuticals Group plc in connection with the referenced Agreements.

Any process by us shall be forwarded to:

                          Shire Pharmaceuticals Group plc
                          Hampshire International Business Park
                          Chineham, Basingstoke, Hampshire
                          United Kingdom RG24 8EP
                          Attention: Secretary
                          Tel # (011)44 1256 894 000

We acknowledge receiving $600 in payment of our charge for the first year of these two appointments. Each of Shire Finance Limited and Shire Pharmaceuticals Group plc will be bulled annually at our then-current renewal rate so long as such bills continue to be paid, or until we are advised in writing to discontinue our representation.

Our continued representation is contingent upon our receipt of timely payment of our charges for this service.

Very truly yours,



/s/
Frieda Dawson
Customer Specialist
Ord. #0074737467



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Stephen Brecher
Cahill Gordon & Reindel
80 Pine Street
New York, N.Y. 10005